Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-8841

NextEra Energy posted the below on Facebook, Instagram, LinkedIn and X, respectively, on November 12, 2026:

The following is a transcript of an interview with Armando Pimentel, Vice President of NextEra Energy, Inc. and Henry Graff, reporter from 12 On Your Side, a link to which was included in the above Facebook, Instagram, LinkedIn and X posts above:

Excerpt from the 12 On Your Side Interview with Armando Pimentel and Henry Graff

Henry Graff

12 On Your Side

The State Corporation Commission is set to hold a hearing over the proposed merger between Dominion Energy and NextEra Energy, and then we're expecting a decision on this whole thing sometime in January. Ahead of all that, we have the vice president up next, Armando Pimentel, with us here live on the midday show. Sir, thank you so much for coming in.

Armando Pimentel

Vice President of NextEra Energy, Inc.

Thank you for having me.

Henry Graff

12 On Your Side

So, this big merger, $67 billion deal here. Talk to me from NextEra's perspective: why are you guys pursuing Dominion? Why is this an important deal for you guys to get done?

Armando Pimentel

Vice President of NextEra Energy, Inc.

Well, Virginia is a great state, great economy. You've got two great companies between NextEra and Dominion Energy that are going to combine, in our view, to make it more affordable for our customers here in Virginia as we move through all the infrastructure that has to get built in this great state.

Henry Graff

12 On Your Side

Uh, talk to me, uh, about the rates. I mean, I think that's kind of a big sticking point for people out there who might be on the other side of this merger, saying, "We want to make sure our rates don’t skyrocket; we want protections in place." Walk me through what you guys are offering to try to make sure that things do stay affordable here in Virginia.

Armando Pimentel

Vice President of NextEra Energy, Inc.

Well, I think the first thing to remember is that Virginians will not pay one cent of this merger, right. This combination of the two great companies will not come at a cost to Virginia customers anywhere, and that's important, right. You've got two companies that are going to come together with the right culture, with the right operating experience, and they should be able to actually provide more benefits to customers on an ongoing basis, because it's two great companies that are coming together in the heat of the moment with what's going on with demand across the United States.

Henry Graff

12 On Your Side

Uh, Lieutenant Governor Ghazala Hashmi here in Virginia, uh, very critical of this merger at this point in time. I had an opportunity to talk to her the other day. I asked her what was one of the main questions she may have for you all about this merger. I'm gonna play that for you and then get your reaction on the back side.

Lieutenant Governor Ghazala Hashmi

Lieutenant Governor of the State of Virginia

What is the benefit that is being offered to Virginians, and what are the assurances in the long term, as we look down the road, 10 years, 20 years down the line?

Henry Graff

12 On Your Side

So, she's asking about assurances there, long term. What would you say back to her?

Armando Pimentel

Vice President of NextEra Energy, Inc.

Well, I think one of the best indications of the future is what has happened in the past. If you look at Florida Power & Light Company, which NextEra owns down in Florida, it's the largest utility in the nation. Over a very, very long period of time, let's look at the last 20 years, the bills for our customers today are over 20% lower than they were 20 years ago when adjusted for inflation. In fact, they're 37% below the national average, while the reliability of Florida Power & Light is over 60% better than the national average. That's come through a lot of hard work. The last increase for our customer bills down in Florida, a four-year settlement agreement, is 2% a year, 2% a year over four years. I think those are the things that we can bring to Virginia.

Henry Graff

12 On Your Side

Uh, I know, uh, there's some controversy around this, uh, so-called Robo memo that's out there. Uh, yesterday the Governor was on the steps of the Capitol talking about Democratic priorities in the GA session. She was asked about her recent filings with the SEC, and she did have something to say about that memo. Let's play that and then get your reaction on the back end of that as well.

Governor Abigail Spanberger

Governor of the State of Virginia

…and the fact that it should be released for the public to have an understanding of the corporate culture and corporate history of a company that may wish to buy Virginia's state-controlled utility.

Henry Graff

12 On Your Side

So, for the average viewers out there right now who don't know about the Robo memo and kind of the controversy over it, I mean, tell us a little bit about it, if you will. And her question is really: will you guys be willing to release the whole thing at some point?

Armando Pimentel

Vice President of NextEra Energy, Inc.

Yeah, I think what's important to note is this memo, right, this is really a letter to, uh, our old CEO, who, umm, when he received it, launched an investigation. There was an investigation; it had been done by outside attorneys, and really there was nothing else after that investigation happened for anything to happen. No one at NextEra, nobody at FPL, has ever been charged with anything associated with these unsubstantiated allegations. In terms of the Governor's, uh, comments, I fully support, obviously, the Governor being part of this process, and I appreciate all of the comments that she has made. We are following the process that the Virginia Commission has set out for us and been through the hearing examiner, so that memorandum has been available to all of those that are part of the case and have viewed it.

Henry Graff

12 On Your Side

Talk to me, too, about data centers. I mean, that's a big topic here in Virginia. There's obviously a lot of legislation heading into the GA about data centers paying their fair share and everything. What is that demand on power going to do to Virginia ratepayers as we see more and more of them pop up, and maybe you guys do come into the equation?

Armando Pimentel

Vice President of NextEra Energy, Inc.

It's important to know that NextEra Energy has been a leader in terms of making sure that residential customers are protected. In Florida, we actually have a law that says data centers and other large loads will pay their own way, and we have been a huge believer of that across the nation. We're bringing that to Virginia. Virginia already has some very good statutes and laws that have been put together by Dominion, the legislators here in Virginia and the SCC. So we absolutely, 100%, want to ensure that residential customers do not pay for data centers and that the data centers are paying their own way.

Henry Graff

12 On Your Side

Uh, talk to me about next week. So, uh, the SCC evidentiary hearings are set to happen over the course of three days. I mean, for the average person out there who doesn't understand what those evidentiary hearings are, what are they, and then what can we expect as those days go on?

Armando Pimentel

Vice President of NextEra Energy, Inc.

So, ultimately, what you're going to expect is for the three judges to hold the hearing with a bunch of folks that are participating. There's going to be a lot of questions that are asked back and forth of us and of other folks that are participating, for the judges to ultimately decide whether this merger should be approved or not. That decision should come out in January. What's important for viewers to understand is there's been over 9,000 pages of testimony that have been filed in this case. Uh, there's also been almost 4,000 questions asked of us that we have had to respond to. It is a full record. We feel really comfortable that we have put together a great case for the customers of Virginia.

Henry Graff

12 On Your Side

Uh, Ed Baine was here, uh, from Dominion, talking about not seeing a demand for energy like this since World War II. If this merger doesn't go through, how does Dominion, how does any one single power company, try to tackle this issue on its own without driving up rates, without having to bring up costs and everything?

Armando Pimentel

Vice President of NextEra Energy, Inc.

So, one of the great benefits of this combination, uh, for customers of Virginia is you're bringing two great companies together that have similar cultures, that have similar operating experiences, and they are going to be able to deal with affordability much better together than they would apart. That is absolutely the backbone of this merger.

Henry Graff

12 On Your Side

Uh, not trying to jinx this deal at the end of the day, but if the SCC comes back and says, “We will, uh, you know, approve this with certain conditions,” is that something you guys would take seriously, or is it an all-yes-or-all-no kind of thing for you guys?

Armando Pimentel

Vice President of NextEra Energy, Inc.

So, it's not gonna be all yes, all no. Of course we are going to listen to the Commission; it's their job to look at the evidence and then give us a sense as to where this is going. But we have been very proactive in making sure that not just the Commission but that everyone knows how excited NextEra Energy is about Richmond, in terms of additional commitments that we have made: a brand-new building downtown that we're going to build at shareholder expense, and workforce development funds to make sure that we can get the workers, excuse me, of the future to come in. So we are very happy with the commitments that we've made. We're very happy that, ultimately, the customers in Virginia are gonna think this is a great merger.

Henry Graff

12 On Your Side

Vice President of NextEra Energy, Armando Pimentel, thank you so much for coming in, sir, and being here. We appreciate it.

Armando Pimentel

Vice President of NextEra Energy, Inc.

Thank you. Appreciate it.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transaction and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.

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